UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: April 28, 2010

For immediate release
April 28, 2010

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Announcement of Dividends from Retained Earnings (Year-end dividend)
          Makita Corporation announces that its Board of Directors, at a meeting held today, has resolved on the following scheduled year-end cash dividend as of the date of record on March 31, 2010.
          The proposed dividend will be finalized by the Shareholders’ meeting on June 25, 2010.
1. Dividend details

Yen
Dividend paid
	Scheduled dividend	Previous forecast	fiscal year ended
March 31, 2009
Record date	March 31, 2010	March 31, 2010	March 31, 2009
Dividend per share	37.00 yen	-	50.00 yen
Total amount of dividends	5,097 million yen	-	6,888 million yen
Effective date	June 28, 2010		June 26, 2009
	(Proposed)	-
Resource for dividends	Retained earnings	-	Retained earnings

2. Reason
          Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments. For the year ended March 31, 2010, taking into consideration this basic policy, approximately 1.6 billion yen for an impairment loss assets resulting from the revaluation of goodwill and long-lived assets relating of Makita Numazu was added to an account as a special circumstance in the computation of the amount of dividends. Consequently, the company plans to propose that the annual cash dividend of 52 yen. The year-end cash dividend after deduction of the interim cash dividend of 15 yen, is calculated to 37 yen per share.
   (Reference)

	Yen
	Dividend per share
Date of record	Interim	Year-end	Annual
Fiscal year ended March 31, 2010	15.00	37.00	52.00
Previous year ended March 31, 2009	30.00	50.00	80.00

English Translation of press release originally issued in Japanese language